

82-3277

TESCO PLC

TESCO HOUSE, DELAMARE ROAD, CHESHUNT, HERTS. EN8 9SL
Telephone: 01992 632222 Ext.

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA


05009876

Share Schemes Team
Tesco plc
Tesco House
Delamare Road
Cheshunt
Hertfordshire EN8 9SL
United Kingdom

Ref. GLH/SCRIP/01.07.05

14 July 2005

Dear Sirs,

Please find attached a copy of the announcement made to the London Stock Exchange today, in respect of the Scrip dividend shares allocated on shareholdings belonging to directors of Tesco plc and any connected persons.

If you have any queries please contact me on 01992 644797.

Yours faithfully,

Gabbi Hatton
Share Schemes Manager
Tesco plc

7/25

financial express

Tesco PLC
14 July 2005

Tesco PLC

DIRECTORS' SHAREHOLDINGS

Tesco PLC has today been notified that on Friday 1st July 2005, the Directors below became entitled to Ordinary shares of 5p each in the Company, at a pri of 312.65p per share, under the Scrip Dividend Scheme:

Director	No of Shares
R W P Brasher	804
P A Clarke	23,985
A T Higginson	26,383
T P Leahy	58,464
(including 455 Scrip dividend shares paid on holdings of connected persons)	
T J R Mason	27,432
(including 1,290 Scrip dividend shares paid on holdings of connected persons)	
R F Chase	849
D T Potts	28,609
H Einsmann	1,573
D E Reid	155

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 632222